UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

BrandywineGLOBAL - Global Income Opportunities Fund Inc.
(Name of Issuer)
Mandatory Redeemable Preferred Stock
(Title of Class of Securities)
10537L3*3
10537L4*2
(CUSIP Number)
December 30, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 10537L3*3 and 10537L4*2
1 Names of Reporting Persons
 Nassau Life Insurance Company
2 Check the appropriate box if a member of a Group (see instructions)
 (a) [ ]
(b) [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 New York
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  500,000
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  500,000
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 500,000
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 10%1
12 Type of Reporting Person (See Instructions)
 IC

(1) The percentage is based on 5,000,100 shares of Mandatory Redeemable Preferred Stock reported to be outstanding as of June 25, 2020 in the Issuer's Form N-CSR for the six-month reporting period ended April 30, 2020 as filed with the Securities and Exchange Commission on June 25, 2020.

SCHEDULE 13G

CUSIP No. 10537L3*3 and 10537L4*2
1 Names of Reporting Persons
 Nassau Life and Annuity Company
2 Check the appropriate box if a member of a Group (see instructions)
 (a) [ ]
(b) [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  500,000
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  500,000
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 500,000
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 10%1
12 Type of Reporting Person (See Instructions)
 IC

(1) The percentage is based on 5,000,100 shares of Mandatory Redeemable Preferred Stock reported to be outstanding as of June 25, 2020 in the Issuer's Form N-CSR for the six-month reporting period ended April 30, 2020 as filed with the Securities and Exchange Commission on June 25, 2020.

SCHEDULE 13G

CUSIP No. 10537L3*3 and 10537L4*2
1 Names of Reporting Persons
 Nassau Asset Management LLC
2 Check the appropriate box if a member of a Group (see instructions)
 (a) [ ]
(b) [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  1,200,000
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  1,200,000
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 1,200,000
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 24%1
12 Type of Reporting Person (See Instructions)
 HC

(1) The percentage is based on 5,000,100 shares of Mandatory Redeemable Preferred Stock reported to be outstanding as of June 25, 2020 in the Issuer's Form N-CSR for the six-month reporting period ended April 30, 2020 as filed with the Securities and Exchange Commission on June 25, 2020.

SCHEDULE 13G

CUSIP No. 10537L3*3 and 10537L4*2
1 Names of Reporting Persons
 Phillip J. Gass
2 Check the appropriate box if a member of a Group (see instructions)
 (a) [ ]
(b) [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  1,200,000
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  1,200,000
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 1,200,000
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 24%1
12 Type of Reporting Person (See Instructions)
 IN

(1) The percentage is based on 5,000,100 shares of Mandatory Redeemable Preferred Stock reported to be outstanding as of June 25, 2020 in the Issuer's Form N-CSR for the six-month reporting period ended April 30, 2020 as filed with the Securities and Exchange Commission on June 25, 2020.

Item 1.
(a) Name of Issuer:
BrandywineGLOBAL - Global Income Opportunities Fund Inc. (the "Issuer")
(b) Address of Issuer's Principal Executive Offices:
c/o Legg Mason Inc. 620 Eighth Avenue, 49th New York, New York 10018
Item 2.
(a) Name of Person Filing:
This statement is being filed on behalf of the following persons (collectively, the "Reporting Persons"):
(i) Nassau Life Insurance Company ("NNY");
(ii) Nassau Life and Annuity Company ("NLA");
(iii) Nassau Asset Management, LLC ("Namco"); and
(iv) Phillip J. Gass ("Mr. Gass").
This joint statement on Schedule 13G (the "Statement") is being filed by the Reporting Persons. The Reporting Persons disclaim group status and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.
Namco serves as Investment Manager of PHL Variable Insurance Company ("PHL"), NNY, and NLA, (the "Insurance Companies") pursuant to separate Investment Management Agreements between Namco, on the one hand, and each of the Insurance Companies, respectively, on the other hand (the "IMAs").  PHL owns directly 200,000 shares of the Issuer's Mandatory Redeemable Preferred Stock, which represents four percent (4%) of the class of securities reported herein.
Under the terms of the IMAs, Namco has shared voting and investment power over the shares of the Issuer's Mandatory Redeemable Preferred Stock reported herein (the "Subject Securities"). As Investment Manager of the Insurance Companies, Namco may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), of the Subject Securities.
Mr. Gass indirectly owns shares of the Issuer's Mandatory Redeemable Preferred Stock and, as Director, Chairman and Chief Executive Officer of each of the Insurance Companies and Namco, has voting and investment power over securities held in the portfolio of each Insurance Company, including the Subject Securities. Therefore Mr. Gass may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of the Subject Securities.
Each of Namco and Mr. Gass disclaims beneficial ownership of the Subject Securities other than for the purpose of determining their respective obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either Namco or Mr. Gass is or was the beneficial owner of the Subject Securities for any other purpose.

Address of Principal Business Office or, if None, Residence:
The principal business address of each of NNY, NLA, Namco, and Mr. Gass is: One American Row, Hartford, CT 06103.
(b) Citizenship:
(i) NNY: New York;
(ii) NLA: Connecticut;
(iii) Namco: Delaware; and
(iv) Mr. Gass: United States of America.
(c) Title and Class of Securities:
Mandatory Redeemable Preferred Stock
(d) CUSIP No.:
10537L3*3
10537L4*2
Item 3.  If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [x] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
            Not Applicable.
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
            The information set forth in Item 2(a) is incorporated herein by reference.
Item 8. Identification and classification of members of the group.
            Not Applicable.
Item 9. Notice of Dissolution of Group.
            Not Applicable.
Item 10. Certifications.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 24, 2020

NASSAU LIFE INSURANCE COMPANY

By: /s/ Kostas Cheliotis
 Kostas Cheliotis
 Vice President, General Counsel and Secretary

NASSAU LIFE AND ANNUITY COMPANY

By: /s/ Kostas Cheliotis
 Kostas Cheliotis
 Vice President, General Counsel and Secretary

NASSAU ASSET MANAGEMENT LLC

By: /s/ Kostas Cheliotis
 Kostas Cheliotis
 Chief Operating Officer and General Counsel

PHILLIP J. GASS

 /s/ Phillip J. Gass

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Mandatory Redeemable Preferred Stock of BrandywineGLOBAL - Global Income Opportunities Fund Inc. dated as of July 24, 2020 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  July 24, 2020

NASSAU LIFE INSURANCE COMPANY

By: /s/ Kostas Cheliotis
 Kostas Cheliotis
 Vice President, General Counsel and Secretary

NASSAU LIFE AND ANNUITY COMPANY

By: /s/ Kostas Cheliotis
 Kostas Cheliotis
 Vice President, General Counsel and Secretary

NASSAU ASSET MANAGEMENT LLC

By: /s/ Kostas Cheliotis
 Kostas Cheliotis
 Chief Operating Officer and General Counsel

PHILLIP J. GASS

 /s/ Phillip J. Gass